Exhibit 4.4

FORM OF

STOCK OPTION AWARD AGREEMENT

FOR BENEFICIAL BANCORP, INC.

2016 OMNIBUS INCENTIVE PLAN

This Stock Option Grant is awarded to                                (the “Participant”) by Beneficial Bancorp, Inc. (the “Company”) as of                                (the “Grant Date”), the date the Compensation Committee of the Board of Directors of the Company (the “Committee”) granted the Participant the right and option to purchase                                    Shares pursuant to Beneficial Bancorp, Inc. 2016 Omnibus Incentive Plan (the “2016 Plan”), subject to the terms and conditions of the 2016 Plan and this Award Agreement:

Type of Option(s):	Incentive Stock Option (ISO)
Non-Statutory Stock Option (NSO)

Shares Subject to the ISO Portion of this Stock Option Award:	shares of Common Stock.

Shares Subject to the NSO Portion of this Stock Option Award:	shares of Common Stock.

Date of Grant:	, 20

Exercise Price:	$

Expiration Date:	, unless sooner as set forth in this Award Agreement

Vesting Schedule:	Unless sooner vested in accordance with Section 2 of the Terms and Conditions (attached hereto) the Options shall vest (become exercisable) in accordance with the following schedule:

ISO Schedule		NSO Schedule
Installment	Vesting Date	Installment	Vesting Date

IN WITNESS WHEREOF, Beneficial Bancorp, Inc., acting by and through the Committee, has caused this Award Agreement to be executed as of the Grant Date set forth above.

BENEFICIAL BANCORP, INC.

By:
On behalf of the Committee

Accepted by Participant:

Date:

TERMS AND CONDITIONS

1.                                      Grant of Option.  The Grant Date, Exercise Price and number of Shares subject to your Option are stated on page 1 of this Award Agreement.  Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the 2016 Plan.

2.                                      Vesting of Options.  The Option shall vest (become exercisable) in accordance with the vesting schedule shown on page 1 of this Award Agreement.  Notwithstanding the vesting schedule on page 1, the Option will also vest and become exercisable upon your death or Disability during your Continuous Status as a Participant and upon a Change in Control.

3.                                      Term of Options and Limitations on Right to Exercise.  The term of the Option will be for a period of ten (10) years, expiring at 5:00 p.m., Eastern Time, on the tenth anniversary of the Grant Date (the “Expiration Date”).  To the extent not previously exercised, the vested portion of your Option will lapse prior to the Expiration Date upon the earliest to occur of the following circumstances:

(a)                                 Three (3) months after the termination of your Continuous Status as a Participant for any reason other than your death or Disability.

(b)                                 Twelve (12) months after termination of your Continuous Status as a Participant by reason of Disability.

(c)                                  Twelve (12) months after the date of your death, if you die while employed, or during the three-month period described in subsection (a) above or during the twelve-month period described in subsection (b) above and before the Option would otherwise lapse.  Upon your death, your beneficiary (designated pursuant to the terms of the 2016 Plan) may exercise your Option.

(d)                                 At the end of the remaining original term of the Option if your employment is involuntarily or constructively terminated within twelve (12) months of a Change in Control.

If you or your beneficiary exercises an Option after your termination of service, the Option may be exercised only with respect to the Shares that were otherwise vested on the date of your termination of service.

4.                                      Exercise of Option.  You may exercise your Option by providing:

(a)                                 a written notice of intent to exercise to the address and in the form specified by the Committee from time to time; and

(b)                                 payment to the Company in full for the Shares subject to the exercise (unless the exercise is a cashless exercise).  Payment for the Shares can be made in cash, shares, net settlement, broker assisted cashless exercise or a combination thereof.

5.                                      Beneficiary Designation.  You may, in a manner determined by the Committee, designate a beneficiary to exercise your rights under the 2016 Plan and to receive any distribution with respect to this Option upon your death.  A beneficiary, legal guardian, legal representative, or other person claiming any rights under the 2016 Plan is subject to all terms and conditions of this Award Agreement and the 2016 Plan, and to any additional restrictions deemed necessary or appropriate by the Committee.  If you have not designated a beneficiary or none survives you, the Option may be exercised by the legal representative of your estate, and payment shall be made to your estate.  You may change or revoke a beneficiary designation at any time provided the change or revocation is filed with the Company.

6.                                      Withholding.  The Company or any affiliate has the authority and the right to deduct or withhold, or require you to remit to the Company, an amount sufficient to satisfy federal, state, and local (if any) withholding taxes and employment taxes (i.e., FICA and FUTA).

7.                                      Limitation of Rights.  This Option does not confer on you or your beneficiary designated pursuant to Paragraph 5 any rights as a shareholder of the Company unless and until the Shares are in fact issued in connection with the exercise of the Option.  Nothing in this Award Agreement shall interfere with or limit in any way the right of the Company or any affiliate to terminate your employment at any time, nor confer upon you any right to continue in the service of the Company or any affiliate.

8.                                      Restrictions on Transfer and Pledge.  You may not pledge, encumber, or hypothecate your right or interest in this Option to or in favor of any party other than the Company or an affiliate, and this Option shall not be subject to any lien, obligation, or liability of the Participant to any other party other than the Company or an affiliate.  You may not assign or transfer this Option other than by will or the laws of descent and distribution or pursuant to a domestic relations order that would satisfy Section 414(p)(1)(A) of the Code if such Section applied to an Option under the 2016 Plan; provided, however, that the Committee may (but need not) permit other requested transfers.  Only you or any permitted transferee may exercise this Option during your lifetime.

9.                                      Plan Controls.  The terms contained in the 2016 Plan are incorporated into and made a part of this Award Agreement and this Award Agreement shall be governed by and construed in accordance with the 2016 Plan.  In the event of any actual or alleged conflict between the provisions of the 2016 Plan and the provisions of this Award Agreement, the provisions of the 2016 Plan will control.

10.                               Successors.  This Award Agreement shall be binding upon any successor of the Company, in accordance with the terms of this Award Agreement and the 2016 Plan.

11.                               Severability.  If any one or more of the provisions contained in this Award Agreement is invalid, illegal or unenforceable, the other provisions of this Award Agreement will be construed and enforced as if the invalid, illegal or unenforceable provision had never been included in this Award Agreement.

12.                               Notice.  Notices and communications under this Award Agreement must be in writing and either personally delivered or sent by registered or certified United States mail, return receipt requested, postage prepaid.  Notices to the Company must be addressed to:

[INSERT CONTACT]

or any other address designated by the Company in a written notice to the Participant. Notices to you will be directed to your address, as then currently on file with the Company, or to any other address that you provide in a written notice to the Company.